________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/ RECOMMENDATION STATEMENT UNDER

SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Westin Hotels Limited Partnership

(Name of Subject Company)

Westin Hotels Limited Partnership

(Name of Person(s) Filing Statement)

Units of Limited Partnership Interests

(Title of Class of Securities)

960 377 109

(CUSIP Number of Class Securities)

Thomas Smith

Westin Realty Corp.
c/o Starwood Hotels & Resorts Worldwide, Inc.
1111 Westchester Avenue
White Plains, New York 10604
(914) 640-8100

Copy to:

Michael A. Gordon

Sidley Austin Brown & Wood LLP
Bank One Plaza
10 South Dearborn Street
Chicago, Illinois 60603
(312) 853-7000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on behalf of the Person(s) Filing Statement)

Item 1.     Subject Company Information.

      The name of the subject company is Westin Hotels Limited Partnership, a Delaware limited partnership (the “Partnership”). The principal executive offices of the Partnership are located at 1111 Westchester Avenue, White Plains, New York 10604 and the telephone number is (914) 640-8100. The general partner of the Partnership is Westin Realty Corp., a Delaware corporation (the “General Partner”).

      The class of equity securities to which this Solicitation/ Recommendation Statement on Schedule 14D-9 (this “Statement”) relates is the Partnership’s units of limited partnership interest (the “Units”). As of October 15, 2003, there were 135,600 Units issued and outstanding.

Item 2.     Identity and Background of Filing Person.

      The name, business address and business telephone number of the Partnership, which is the person filing this Statement, are set forth in Item 1 above.

      This Statement relates to the tender offer by Kalmia Investors, LLC (“Kalmia”), Merced Partners Limited Partnership, Smithtown Bay, LLC, Global Capital Management, Inc., John D. Brandenborg and Michael J. Frey (collectively, the “Purchasers”) as disclosed in the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) by the Purchasers on October 6, 2003. According to the Schedule TO, the Purchasers are offering to purchase up to 73,250 Units, at a purchase price of $550 per Unit, in cash, less the amount of any distributions declared or paid on or after October 1, 2003 in respect of that Unit, without interest thereon (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 6, 2003 (the “Offer to Purchase”), and in the related Agreement of Sale, as each may be supplemented or amended from time to time (which together constitute the “Offer”). The 73,250 Units sought to be purchased by the Purchasers pursuant to the Offer represent approximately 54.0% of the Units outstanding. According to the Schedule TO, Kalmia owns 17,392 Units, or approximately 12.8% of the outstanding Units.

      Based on information in the Schedule TO, the business address of the Purchasers is 601 Carlson Parkway, Suite 200, Minnetonka, MN 55305 and the telephone number is (888) 323-3757.

Item 3.     Past Contacts, Transactions, Negotiations and Agreements.

      Except as described below, there is no material agreement, arrangement or understanding or any material actual or potential conflict of interest between (i) the Partnership or its affiliates and the General Partner or any of its executive officers, directors or affiliates; (ii) the Partnership or its affiliates and the Purchasers or any of their executive officers, directors or affiliates; or (iii) the General Partner or its affiliates and the Purchasers or any of their executive officers, directors or affiliates.

      The Partnership is the sole limited partner of The Westin Chicago Limited Partnership, a Delaware limited partnership (the “Hotel Partnership”), which owns The Westin Michigan Avenue in Chicago, Illinois (the “Michigan Avenue”). 909 North Michigan Avenue Corporation, a Delaware corporation (the “Hotel General Partner”), is the sole general partner of the Hotel Partnership. The General Partner and the Hotel General Partner are subsidiaries of Starwood Hotels & Resorts Worldwide, Inc. (“Starwood”).

      Pursuant to the Partnership’s Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), the General Partner is generally allocated 1% of the Partnership’s taxable income and taxable loss. In addition, the Hotel General Partner, an affiliate of the General Partner, is generally allocated 1% of the Hotel Partnership’s taxable income and taxable loss.

      In conjunction with the restructuring of the Partnership’s mortgage loan secured by the Westin St. Francis Hotel and the Michigan Avenue in 1994, the General Partner loaned the Partnership $25 million to fund capital improvements to the Michigan Avenue and the Westin St. Francis Hotel, of which $5 million was contributed to the Hotel Partnership for capital improvements for the Michigan Avenue. This loan (the “Subordinated Loan”) is subordinate to the Partnership’s current mortgage loan. The annual interest rate on the Subordinated Loan is the prime rate quoted from time to time by Bank of America, plus 1%. The portion of the loan attributable to the Westin St. Francis Hotel was repaid upon the sale of the Westin St. Francis Hotel. At June 30, 2003, the outstanding balance on the Subordinated Loan totaled $10,677,000 (including $5,677,000 of accrued interest). The Subordinated Loan (both principal and interest) will be payable in full from the net proceeds of a refinancing or a sale of the Michigan Avenue in accordance with the Partnership Agreement. Interest expense on this loan was $273,000 in the six months ended June 30, 2003, and $572,000 and $734,000 in the years ended December 31, 2002 and December 31, 2001, respectively. Principal payments on the Subordinated Loan are due on the fifteenth anniversary of each advance with the first payment due in June 2009.

      The Michigan Avenue is operated as part of the Westin international system of hotels pursuant to a management agreement (the “Management Agreement”) initially entered into on August 21, 1986 among the General Partner, the Partnership, the Hotel General Partner, the Hotel Partnership, as the owner of the Michigan Avenue, and the Westin Hotel Company, as hotel manager. When Starwood acquired the Westin Hotel Company in 1998, the Westin Hotel Company was merged into one of Starwood’s affiliates and the Westin Hotel Company assigned the Management Agreement to the Hotel General Partner. The Management Agreement does not terminate until 2026 without the consent of all parties, absent a breach or a default by a party or the occurrence of certain extraordinary events specified in the agreement, which generally relate to the bankruptcy or insolvency of the Partnership or the Hotel General Partner.

      The Management Agreement provides for a base management fee equal to 3.5% of annual gross revenues of the Michigan Avenue payable by the Hotel Partnership to the hotel manager out of cash flow from the operations of the Michigan Avenue. This fee is payable prior to the distribution of cash to the partners of the Hotel Partnership, including the Partnership as the sole Limited Partner of the Hotel Partnership. Base management fees earned by the Hotel General Partner were approximately $726,000 in the six months ended June 30, 2003, and $1,426,000 and $1,467,000 in the years ended December 31, 2002 and December 31, 2001, respectively.

      The Management Agreement also provides for an incentive management fee, which is currently equal to 20% of the net operating cash flow (as defined in the management agreement) of the Partnership. Payment of the incentive management fee in any year depends on the amount of distributable net cash flow of the Partnership and is subordinated to the payment to the Limited Partners of a preferred distribution of cash flow. Unpaid incentive management fees are deferred and do not accrue interest. Incentive management fees totaled approximately $1,248,000 in the six months ended June 30, 2003, and $2,700,000 and $2,507,000 in the years ended December 31, 2002 and December 31, 2001, respectively.

      Incentive management fee payments are subordinate to the Unitholders’ receipt of certain preferential returns. The 2002 incentive management fees and approximately $752,000 of previous years’ incentive management fees were paid in the first quarter of 2003. At June 30, 2003, all current and deferred incentive management fees with respect to the Partnership were $8.1 million. Deferred incentive management fees are payable from the proceeds of a sale or refinancing of the Michigan Avenue or from available net cash flow, as defined in the Partnership Agreement.

      In accordance with the Partnership Agreement, the Partnership reimburses the General Partner for expenses in connection with management and administration of the Partnership. These reimbursements totaled approximately $405,000 in the six months ended June 30, 2003, and $467,000 and $725,000 in the years ended December 31, 2002 and December 31, 2001, respectively.

      In June 2000, the Michigan Avenue transferred the operations of its restaurant, The Grill on the Alley, to Grill Concepts of California (“Grill Concepts”). Starwood made an equity investment in Grill Concepts in the third quarter of 2001 and currently owns 27.4% of the outstanding common stock of Grill Concepts and has rights to acquire additional shares of Grill Concepts pursuant to a subscription agreement. An employee of Starwood also serves on the Board of Directors of Grill Concepts. Grill Concepts operates The Grill on the Alley pursuant to a ten-year operating lease which expires in 2008. Rental revenues to the Partnership from Grill Concepts under the operating lease for the restaurant were $151,000 in the six months ended June 30, 2003, and $238,000 and $242,000 in the years ended December 31, 2002 and December 31, 2001, respectively.

      In late 2002, Grill Concepts approached the General Partner seeking a reduction or deferral in the rental payments due under the lease based on the general decline in operating conditions in the market, as well as increases in operating costs that would be attributable to a new collective bargaining agreement with the union representing employees at the restaurant. The General Partner and Grill Concepts discussed the need for an amendment to the lease. In April 2003, a notice of default under the lease was delivered to Grill Concepts in connection with its failure to enter into a new collective bargaining agreement with the restaurant union. In response, Grill Concepts advised the Partnership that it did not believe that a default existed. Grill Concepts has since agreed to the terms of a new collective bargaining agreement.

      The Chairman and Chief Executive Officer of Starwood indirectly beneficially owns 259 Units.

Item 4.     The Solicitation or Recommendation.

      (a) Solicitation or Recommendation. The General Partner is not expressing an opinion, nor making a recommendation, and is remaining neutral with respect to the Offer.

      (b) Reasons. The General Partner believes that the Limited Partners should consider the following in making their own decision about whether to accept or reject the Offer.

      (i) Although Starwood has not yet initiated a tender offer, Starwood has announced its intention to commence an offer to purchase all of the issued and outstanding Units at a purchase price of $600 in cash per Unit, reduced by the amount of any cash distributions made or declared with respect to any Units on or after July 7, 2003, to the extent that Starwood does not receive those distributions with respect to any Units accepted for payment (the “Starwood Offer”). Limited Partners should note that Starwood intends to offer $50 more per Unit than the Purchasers. For more information regarding the terms and conditions of the Starwood Offer, Limited Partners should refer to the Tender Offer Statement on Schedule TO filed with the SEC by Starwood and WHLP Acquisition LLC on August 27, 2003, as amended on September 30, 2003. However, there can be no assurance that Starwood or any other party will in fact commence a tender offer for Units or that if a tender offer is commenced that its terms will be superior to those contained in the Offer.

      Limited Partners should be aware that, as set forth in Item 3 above, the directors and officers of the General Partner owe fiduciary duties both to the Partnership and the Limited Partners and to Starwood in its capacity as sole stockholder of the General Partner. Accordingly, the directors and officers of the General Partner may have a conflict of interest with respect to the Starwood Offer and may not be considered independent of Starwood. These conflicting fiduciary duties may prevent the General Partner from being able to objectively evaluate the Starwood Offer and may cause the General Partner to take actions (or refrain from taking actions) and to make decisions in connection with the Offer that may not be in the best interests of the Limited Partners.

      (ii) The Purchasers specify in the Schedule TO that Kalmia currently owns 12.8% of the outstanding Units and is offering, along with the other Purchasers, to purchase an additional 54.0% of the Units outstanding. Limited Partners should be aware that if the Purchasers acquire a majority of the outstanding Units, the Purchasers will control the outcome of most decisions to be made by the Limited Partners. Accordingly, the Purchasers will have the ability to determine if and when the Hotel Partnership is refinanced or the Michigan Avenue is sold, remove the General Partner, amend the Partnership Agreement and/or dissolve the Partnership. Limited Partners that continue to own Units after the consummation of the Offer may not have the ability to influence the outcome of many of the material decisions that are presented to Limited Partners. Furthermore, the General Partner believes Limited Partners will experience a reduced liquidity of their investment in the Partnership if the Purchasers buy a material number of Units.

      (iii) The General Partner believes that the Offer is coercive because it is not for all the outstanding Units, but instead for a controlling block. Partial tender offers for control are coercive because they provide an incentive to tender so that one will not be left as a minority investor in a controlled company with an investment that is worth less than before the consummation of the tender offer. The Offer allows the Purchasers to obtain control of the Partnership without allowing Limited Partners that desire to dispose of their entire investment in the Partnership the ability to sell their entire investment. If the Purchasers obtain control of the Partnership, Limited Partners will effectively have lost the collective control of the Partnership they had prior to the consummation of the Offer and will be deprived of obtaining a control premium for the Partnership in the future. The General Partner believes that your Units may be worth less if the Purchasers obtain a controlling interest in the Partnership.

      (iv) The General Partner believes that the hotel real estate market is currently at a relative low point in the cycle and expects that the market will improve over the next few years, although the timing and extent of any such recovery is uncertain. As reported in the Partnership’s Current Report on Form 8-K filed with the SEC on October 14, 2003, total operating revenues, revenue per available room, average daily rate and occupancy for the Michigan Avenue for the three and nine months ended September 30, 2003 improved over the same periods in 2002. Nevertheless, although the hotel real estate market recently has shown signs of improvement, there can be no assurance that this improvement will be sustained. The Partnership may not be able to sell the Michigan Avenue at a satisfactory price in the future, and the per Unit cash proceeds a Limited Partner would realize upon a sale of the Michigan Avenue or a future liquidation of the Partnership may not be greater than, and may be substantially less than, the Offer Price.

      (v) As previously disclosed by the Partnership, there is no public market for the Units and it is not anticipated that a public market for the Units will develop. Privately negotiated sales and sales through intermediaries (such as matching services for buyers and sellers of partnership interests) currently are the primary means available to liquidate an investment in the Units. Limited Partners who do not wish to take the risks of changing market and other conditions or who want to liquidate their investment in the Partnership now and make other uses of the proceeds of their investment may want to tender all or a portion of their Units.

      (vi) The Units are registered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which means, among other things, that the Partnership is required to file periodic reports with the SEC and comply with the SEC’s proxy rules. Limited Partners should be aware that if, as a result of the Offer, the Units are held by fewer than 300 holders, the Partnership could apply to de-register the Units under the Exchange Act. If the Units were de-registered, the Partnership would no longer be subject to these reporting requirements and proxy rules. The Purchasers have indicated in the Offer to Purchase that if the Units are held by fewer than 300 holders as a result of the Offer, they intend to request that the General Partner take steps to suspend the Partnership’s reporting obligations under the Exchange Act.

      (vii) The Partnership Agreement provides that transfers and assignments of Units are not valid or effective if counsel to the Partnership delivers an opinion that the transfer would likely result in the Partnership’s being considered terminated within the meaning of Section 708 of the Internal Revenue Code (the “Code”). The Partnership will generally be deemed terminated under Code Section 708 if 50% or more of the interests in the Partnership’s capital and profits are transferred in any twelve-month period. One consequence of a deemed termination is that the Partnership’s future depreciation deductions with respect to its property will be reduced in certain future taxable periods immediately following the deemed termination with the result that the amount of taxable income that a Limited Partner derives from its Units with respect to such periods will be increased, without a corresponding increase in cash distributions from the Partnership. The Partnership estimates that if the Partnership is deemed terminated, each existing Limited Partner will report additional income of approximately $18 and $11 per Unit for calendar year 2004 and 2005, respectively. Prior to allowing the transfer of any Units in connection with the Offer, the Partnership and the General Partner will obtain final advice from counsel as to whether the proposed transfer would likely cause a Code Section 708 termination of the Partnership. For the nine-month period ending September 30, 2003, transfers aggregating 15,153 Units and comprising approximately 11.2% of the Units had been recognized by the Partnership. Accordingly, and based on the assumptions that the only Unit transfers recognized during the fourth calendar quarter of this year are Unit transfers pursuant to the Offer and that the transfers recognized through the nine month period ending September 30, 2003 are transfers constituting sales or exchanges within the meaning of Code Section 708, the General Partner estimates that if more than approximately 39,087 Units, which would comprise approximately 28.8% of the Units, are tendered to the Purchasers and recognized by the Partnership as having been transferred as of the end of the 2003 fourth calendar quarter, then, based on preliminary advice received from the Partnership’s counsel, it appears that such Unit transfers pursuant to the Offer would likely cause the Partnership to be considered terminated within the meaning of Code Section 708.

      The General Partner has the right to suspend transfers if and when the transfer would result in the transfer of 40% or more of the Units when added to the total of all other sales and exchanges of Units within the preceding twelve months. The primary purpose of this provision is to ensure that the Partnership is not deemed terminated for purposes of Code Section 708. The Partnership and the General Partner currently anticipate they will implement the restriction limiting the number of transfers. Thus, the number of Units that will be recognized by the Partnership as having been purchased by the Purchasers may be limited if the number of units tendered to the Purchasers would otherwise result in a transfer of 40% or more of the units within the last 12 months.

      (viii) The presentation of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (“Houlihan Lokey”) at the October 15, 2003 meeting of the Board of Directors of the General Partner and the opinion of Houlihan Lokey dated October 15, 2003 (the “Kalmia Opinion”) to the effect that, as of the date of such Opinion and based upon and subject to the considerations and limitations set forth therein, the consideration to be received in connection with the Offer is not fair to a Limited Partner, from a financial point of view. The full text of the Kalmia Opinion, setting forth the scope of the review undertaken by Houlihan Lokey in arriving at the Kalmia Opinion, is attached hereto as Exhibit (e)(1) and is incorporated herein by reference. Holders of Units are urged to, and should, read the Kalmia Opinion carefully and in its entirety. The Kalmia Opinion was provided for the information and assistance of the General Partner’s Board in connection with its consideration of the Offer. The Kalmia Opinion addresses only the fairness from a financial point of view of the consideration to be received by the Unit holders in the Offer and does not constitute a recommendation to any Limited Partner as to whether to tender or not tender Units in the Offer.

      On August 1, 2003, in connection with the Purchasers’ prior unsolicited tender offer which was commenced on July 24, 2003 to purchase for cash up to 79,917 Units, at a purchase price of $550 per Unit, less the amount of any cash distributions made or declared on or after July 7, 2003 with respect to that Unit (the “First Kalmia Offer” and, together with the Offer, the “Kalmia Offers”), Houlihan Lokey delivered its written opinion (the “First Kalmia Opinion” and, together with the Opinion, the “Kalmia Opinions”) to the Board of Directors of the General Partner with respect to the First Kalmia Offer. In the First Kalmia Opinion, Houlihan Lokey specified that, as of the date of such opinion, on the basis of the analysis and subject to the limitations described therein, the consideration to be received by the Limited Partners in connection with the First Kalmia Offer was not fair to the Limited Partners from a financial point of view. The First Kalmia Opinion was filed as an exhibit to the Partnership’s Amendment No. 1 to Solicitation/ Recommendation Statement on Schedule 14D-9 filed with the SEC on August 6, 2003 and you are urged to read the First Kalmia Opinion carefully and in its entirety.

      On July 18, 2003, Houlihan Lokey delivered its written opinion (the “Windy City Opinion”) to the Board of Directors of the General Partner with respect to the unsolicited tender offer commenced by Windy City Investments, LLC, Madison Windy City Investments, LLC, Madison Investment Partners 20, LLC, Madison Capital Group, LLC, The Harmony Group II, LLC and Bryan E. Gordon on July 7, 2003 to purchase up to 20,340 Units at a purchase price of $525 per unit, reduced by (a) the $50 transfer fee charged by the Partnership for each transfer and (b) the amount of any cash distributions made or declared on or after July 7, 2003, with interest at the rate of 3% per annum from the expiration date of the tender offer to the date of payment (the “Windy City Offer”). In the Windy City Opinion, Houlihan Lokey specified that, as of the date of such opinion, on the basis of the analysis and subject to the limitations described therein, the consideration to be received by the Limited Partners in connection with the Windy City Offer was fair to the Limited Partners from a financial point of view. The Windy City Opinion was filed as an exhibit to the Partnership’s Solicitation/ Recommendation Statement on Schedule 14D-9 filed with the SEC on July 27, 2003 relating to the Windy City Offer and you are urged to read the Windy City Opinion carefully and in its entirety.

      Limited Partners should note that Windy City offered to purchase up to only 20,340 Units of the Partnership (representing approximately 15% of the Units outstanding), as compared to the Purchasers’ offers to purchase up to 73,250 Units (representing approximately 54.0% of the Units outstanding) and up to 79,917 Units (representing approximately 58.94% of the Units outstanding) in the Offer and the First Kalmia Offer, respectively. Because the Windy City Offer was for a minority position within the Partnership, Houlihan Lokey applied a minority discount to the consideration to be paid to Limited Partners, lowering the determined range of value for the Units in the Windy City Offer. On the other hand, if either of the Kalmia Offers were fully subscribed, the Purchasers would hold a controlling interest in the Units and accordingly would hold sufficient interest to control certain material decisions to be made by the Limited Partners of the Partnership in accordance with the terms of the Partnership Agreement. Because Houlihan Lokey deemed each of the Kalmia Offers to constitute a bid for a controlling interest in the Partnership, Houlihan Lokey could not apply any minority discounts to the value of the Units in the Kalmia Offers, the effect of which increased the determined range of value for the Units above the amount of consideration offered to Unit holders in the Kalmia Offers. Thus, although the consideration to be received by a participating Limited Partner in connection with either of the Kalmia Offers may be greater than the consideration to be received by a participating Limited Partner in connection with the Windy City Offer, in the Kalmia Opinions, Houlihan Lokey had to take into account discounts for minority purchases where applicable, leading to different conclusions as to the appropriate determined range of value for the Units in the Windy City Offer and each of the Kalmia Offers.

      (ix) The Purchasers disclose in the Offer to Purchase that they have set a price for the Units that, in their opinion, will induce Limited Partners to tender while allowing the Purchasers to profit from ownership of the Units. Furthermore, the Purchasers indicate that they have not calculated a control premium in establishing the Offer Price. The Offer Price may be less than the amount Limited Partners might otherwise receive with respect to their Units over the remaining term of the Partnership. Limited Partners who tender their Units will surrender their right to participate in any future benefits from ownership of the Units.

      (x) The Purchasers have not engaged a depositary for the Offer. As a result, there is no independent third party holding funds of the Purchasers for payment of the Offer Price that can verify independently that such funds are available for payment. Accordingly, if any of the Purchasers suffer an event of bankruptcy or other material adverse event prior to payment of the Offer Price to Unit holders, such payment may be delayed or not occur.

      (xi) The Purchasers specify in the Offer to Purchase that approximately $40,287,500 (exclusive of fees and expenses) will be required to purchase the maximum number of Units that the Purchasers are seeking to acquire in the Offer. Although the Offer to Purchase includes limited financial information regarding the Purchasers and statements that adequate liquid assets are available to fund payment to tendering Unit holders, complete audited financial statements relating to the Purchasers are not publicly available. Consequently, there can be no assurance that the Purchasers have sufficient capital to pay for Units solicited in the Offer.

      (xii) The Partnership currently believes that it qualifies to be treated as a partnership for Federal income tax purposes. The Partnership Agreement provides that transfers and assignments of Units are not valid or effective if counsel to the Partnership delivers an opinion that the transfer would likely cause the Partnership to be treated as an association taxable as a corporation for Federal income tax purposes. Prior to allowing the transfer of any Units in connection with the Offer, the Partnership and the General Partner will obtain final advice from counsel as to whether the proposed transfer would likely cause the Partnership to be treated as an association taxable as a corporation for Federal income tax purposes. Based on preliminary advice received from the Partnership’s counsel, it does not appear that consummation of the Offer is likely to cause the Partnership to be treated as an association taxable as a corporation for Federal income tax purposes.

      (xiii) Pursuant to the Partnership Agreement, the Partnership recognizes transfers of Units only on the last business day of a calendar quarter. Since the last business day of the current calendar quarter is December 31, 2003, payment for the Units tendered pursuant to the Offer will be delayed until at least December 31, 2003, unless the Limited Partners take action to amend the Partnership Agreement to provide for an earlier transfer date.

      Each Limited Partner must make his, her or its own decision whether to accept or reject the Offer. Limited Partners are urged to carefully review all the information contained in or incorporated by reference in the Offer to Purchase and related documents, as well as the Partnership’s publicly available annual, quarterly and other reports and information and the information contained in this Statement. Limited Partners should consider their own personal situation and consult with their own tax, financial and other advisors in evaluating the terms of the Offer before deciding whether to tender Units.

      (c) Intent to Tender. Neither the Partnership nor the General Partner or, to the knowledge of the Partnership, any affiliate of the Partnership or the General Partner intends to tender to the Purchasers any Units that are held of record or beneficially by such person.

Item 5.	Persons/ Assets, Retained, Employed, Compensated or Used.

      Pursuant to an Engagement Letter (the “Engagement Letter”), dated August 1, 2003, between Houlihan Lokey and the Partnership, the Hotel Partnership, the General Partner and the Hotel General Partner, the Partnership engaged Houlihan Lokey to act as its financial advisor in connection with the First Kalmia Offer and other potential unsolicited tender offers for Units, including the Offer. Pursuant to the terms of the Engagement Letter, the Partnership has agreed to pay Houlihan Lokey (i) a $75,000 fee for its services in connection with the First Kalmia Offer, (ii) a one-time fee of $50,000 for any tender offer (other than the First Kalmia Offer) in which Houlihan Lokey is requested to provide financial advisory services to the GP Board and (iii) retainer fees of $40,000 per month for August and September, 2003 and $25,000 for each month after September for which Houlihan is retained. The Partnership has also agreed to reimburse Houlihan Lokey for its reasonable out-of-pocket expenses, and to indemnify Houlihan Lokey against certain liabilities. Except as disclosed herein, neither the Partnership nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to Limited Partners on behalf of the Partnership concerning the Offer.

Item 6.	Interest in Securities of the Subject Company.

      To the knowledge of the General Partner, neither the Partnership nor the General Partner or any of their executive officers, directors, affiliates or subsidiaries have effected any transactions in the Units during the past 60 days.

Item 7.	Purposes of the Transaction and Plans or Proposals.

      (a) The Partnership has not undertaken or engaged in any negotiations in response to the Offer which relates to: (i) a tender offer or other acquisition of the Units by the Partnership, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership; (iii) any purchase, sale or transfer of a material amount of assets by the Partnership; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Partnership.

      (b) There are no transactions, resolutions, agreements in principle or signed contracts that have been entered into in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a).

Item 8.	Additional Information.

      None.

Item 9.	Exhibits.

Exhibit No.	Description

(a)(1)	Text of Press Release dated October 16, 2003 issued by the Partnership.
(a)(2)	Letter to Limited Partners dated October 16, 2003.
(e)(1)	Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. dated October 15, 2003.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WESTIN HOTELS LIMITED PARTNERSHIP

By:	WESTIN REALTY CORP.

General Partner

By:	/s/ ALAN M. SCHNAID

______________________________________ Alan M. Schnaid
Vice President

Dated October 16, 2003